Exhibit 99.2

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2022					2023					2024
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North America		3.615	3.551	3.600	3.514	14.280	3.884	4.079	3.930	3.721	15.614	3.978	4.092	3.671	3.777	15.518
Europe		3.962	3.981	3.560	4.168	15.671	4.644	4.665	3.873	4.455	17.637	4.542	4.437	3.718	4.181	16.878
China		6.360	5.485	7.229	7.260	26.334	5.940	6.801	7.622	8.864	29.227	6.426	7.147	7.363	9.766	30.702
Other		6.399	6.163	6.729	6.894	26.185	6.940	6.708	6.964	7.103	27.715	6.564	6.672	6.699	6.950	26.885
Global		20.336	19.180	21.118	21.836	82.470	21.408	22.253	22.389	24.143	90.193	21.510	22.348	21.451	24.674	89.983
Magna Steyr vehicle assembly volumes		0.026	0.032	0.026	0.028	0.112	0.034	0.027	0.023	0.021	0.105	0.022	0.019	0.015	0.016	0.072

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.783	0.765	0.737	0.769	0.740	0.745	0.746	0.735	0.742	0.741	0.731	0.733	0.715	0.730
1 euro equals U.S. dollars		1.123	1.064	1.006	1.019	1.053	1.073	1.089	1.088	1.076	1.082	1.085	1.076	1.099	1.066	1.082
1 Chinese renminbi equals U.S. dollars		0.158	0.151	0.146	0.140	0.149	0.146	0.143	0.138	0.138	0.141	0.139	0.138	0.140	0.139	0.139

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	4,067	16,999
Power & Vision		3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	3,786	15,391
Seating Systems		1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	1,511	5,800
Complete Vehicles		1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	1,402	5,186
Corporate & Other		(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(138)	(540)
Sales		9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	10,628	42,836

Costs and expenses:
Cost of goods sold		8,400	8,259	8,126	8,403	33,188	9,416	9,544	9,264	8,961	37,185	9,642	9,494	8,828	9,073	37,037
Selling, general and administrative		386	410	387	477	1,660	488	505	491	566	2,050	516	523	487	535	2,061
Equity income		(20)	(25)	(27)	(17)	(89)	(33)	(36)	(40)	(3)	(112)	(34)	(9)	(13)	(45)	(101)

Adjusted EBITDA		876	718	782	705	3,081	802	969	973	930	3,674	846	950	978	1,065	3,839
Depreciation		357	348	330	338	1,373	353	353	358	372	1,436	377	373	384	376	1,510

Adjusted EBIT		519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	689	2,329
Amortization of acquired intangible assets		12	12	11	11	46	12	13	32	31	88	28	28	28	28	112
Other expense (income), net	1	61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	228	464
Interest expense, net		26	20	18	17	81	20	34	49	53	156	51	54	54	52	211
Income (loss) from operations before income taxes		420	(88)	400	146	878	275	483	538	310	1,606	34	427	700	381	1,542
Income tax expense		41	57	104	35	237	58	129	121	12	320	8	99	192	147	446
Net income (loss)		379	(145)	296	111	641	217	354	417	298	1,286	26	328	508	234	1,096
Income attributable to non-controlling interests		(15)	(11)	(7)	(16)	(49)	(8)	(15)	(23)	(27)	(73)	(17)	(15)	(24)	(31)	(87)
Net income (loss) attributable to Magna International Inc.		364	(156)	289	95	592	209	339	394	271	1,213	9	313	484	203	1,009

Diluted earnings (loss) per common share		$1.22	$(0.54)	$1.00	$0.33	$2.03	$0.73	$1.18	$1.37	$0.94	$4.23	$0.03	$1.09	$1.68	$0.71	$3.52

Weighted average number of Common Shares outstanding during the period (in millions):		298.1	291.1	288.5	286.3	291.2	286.6	286.3	286.8	286.6	286.6	287.1	287.3	287.3	285.9	286.9

NON-GAAP MEASURES

Adjusted EBITDA		876	718	782	705	3,081	802	969	973	930	3,674	846	950	978	1,065	3,839
Adjusted EBIT	2	519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	689	2,329
Adjusted net income attributable to Magna International Inc.	2	393	253	317	270	1,233	329	441	419	383	1,572	311	389	369	482	1,551
Adjusted Diluted earnings per common share	2	$1.32	$0.87	$1.10	$0.94	$4.24	$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$1.69	$5.41

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.0%	4.4%	4.2%	5.0%	4.4%	4.6%	4.6%	4.6%	5.4%	4.8%	4.7%	4.8%	4.7%	5.0%	4.8%
Adjusted EBIT /Sales		5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	6.5%	5.4%
Income (loss) from operations before income taxes /Sales		4.4%	-0.9%	4.3%	1.5%	2.3%	2.6%	4.4%	5.0%	3.0%	3.8%	0.3%	3.9%	6.8%	3.6%	3.6%
Effective tax rate Reported		9.8%	-64.8%	26.0%	24.0%	27.0%	21.1%	26.7%	22.5%	3.9%	19.9%	23.5%	23.2%	27.4%	38.6%	28.9%
Excluding Other expense (income) and amortization, net of taxes and valuation allowance adjustments		17.2%	24.6%	25.3%	18.3%	21.2%	21.4%	21.6%	21.9%	18.8%	21.0%	21.5%	22.8%	27.2%	19.5%	22.7%

Q4 2024 Financial Review of Magna International Inc.	Page 1 of 7	Prepared as at 10-02-25

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(United States dollars in millions) (Unaudited)

2022	2023	2024
1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,006	6,764	7,082	6,791	7,959	8,556	8,477	7,881	8,379	8,219	8,377	7,376
Inventories	4,258	4,064	4,108	4,180	4,421	4,664	4,751	4,606	4,511	4,466	4,592	4,151
Prepaid expenses and other	310	262	269	320	367	455	387	352	399	314	303	344
11,574	11,090	11,459	11,291	12,747	13,675	13,615	12,839	13,289	12,999	13,272	11,871
Current liabilities:
Accounts payable	6,845	6,443	6,624	6,999	7,731	7,984	7,911	7,842	7,855	7,639	7,608	7,194
Accrued salaries and wages	879	766	810	850	822	858	900	912	883	862	962	867
Other accrued liabilities	2,123	2,096	1,986	2,118	2,526	2,637	2,537	2,626	2,728	2,650	2,642	2,572
Income taxes payable (receivable)	190	136	97	93	9	(14)	33	125	132	79	176	192
10,037	9,441	9,517	10,060	11,088	11,465	11,381	11,505	11,598	11,230	11,388	10,825

Working capital	1,537	1,649	1,942	1,231	1,659	2,210	2,234	1,334	1,691	1,769	1,884	1,046

Investments	1,487	1,375	1,323	1,429	1,390	1,287	1,311	1,273	1,195	1,161	1,165	1,045
Fixed assets, net	8,090	7,723	7,470	8,173	8,304	8,646	8,778	9,618	9,545	9,623	9,836	9,584
Goodwill, other assets and intangible assets	3,544	3,353	3,280	3,576	3,640	4,733	4,726	4,962	4,646	4,709	4,865	4,532
Operating lease right-of-use assets	1,667	1,587	1,545	1,595	1,638	1,667	1,696	1,744	1,733	1,688	1,780	1,941
Funds employed	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931	18,810	18,950	19,530	18,148
FINANCING
Straight debt:
Cash and cash equivalents	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)	(1,281)	(1,022)	(1,198)	(1,517)	(999)	(1,061)	(1,247)
Short-term borrowings	-	-	-	8	4	150	2	511	838	848	828	271
Long-term debt due within one year	127	105	95	654	668	1,426	1,398	819	824	65	65	708
Long-term debt	3,501	3,408	3,325	2,847	4,500	4,159	4,135	4,175	4,549	4,863	4,916	4,134
Current portion of operating lease liabilities	276	270	266	276	285	303	384	399	306	306	319	293
Operating lease liabilities	1,369	1,294	1,254	1,288	1,318	1,345	1,289	1,319	1,407	1,378	1,458	1,662
3,277	3,413	3,838	3,839	4,346	6,102	6,186	6,025	6,407	6,461	6,525	5,821
Long-term employee benefit liabilities	686	651	617	548	563	579	564	591	584	564	571	533
Other long-term liabilities	374	390	397	461	451	448	453	475	471	507	339	396
Deferred tax assets, net	(51)	(111)	(138)	(179)	(218)	(242)	(210)	(437)	(576)	(592)	(592)	(542)
1,009	930	876	830	796	785	807	629	479	479	318	387
Shareholders' equity	12,039	11,344	10,846	11,335	11,489	11,656	11,752	12,277	11,924	12,010	12,687	11,940
16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931	18,810	18,950	19,530	18,148

ASSET UTILIZATION RATIOS
Days in accounts receivable	65.4	65.0	68.8	63.9	67.1	70.1	71.4	67.8	68.7	67.5	73.3	62.5
Days in accounts payable	73.3	70.2	73.4	75.0	73.9	75.3	76.9	78.8	73.3	72.4	77.6	71.4
Inventory turnover - cost of goods sold	7.9	8.1	7.9	8.0	8.5	8.2	7.8	7.8	8.5	8.5	7.7	8.7
Working capital turnover	25.1	22.7	19.1	31.1	25.7	19.9	19.1	31.3	25.9	24.8	21.8	40.6
Total asset turnover	2.4	2.4	2.4	2.4	2.6	2.4	2.3	2.2	2.3	2.3	2.1	2.3

CAPITAL STRUCTURE
Straight debt	20.1%	21.8%	24.7%	24.0%	26.1%	32.9%	33.0%	31.8%	34.1%	34.1%	33.4%	32.1%
Long-term employee benefit liabilities, other long-term liabilities & deferred tax liabilities, net	6.2%	5.9%	5.6%	5.2%	4.8%	4.2%	4.3%	3.3%	2.5%	2.5%	1.6%	2.1%
Shareholders' equity	73.7%	72.3%	69.7%	70.8%	69.1%	62.9%	62.7%	64.9%	63.4%	63.4%	65.0%	65.8%
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Adjusted Debt to Adjusted EBITDA	1.46	x	1.48	x	1.39	x	1.57	x	2.19	x	2.19	x	2.02	x	1.89	x	1.98	x	1.90	x	1.93	x	1.77	x

Debt to total capitalization	30.5%	30.9%	31.3%	30.9%	37.1%	38.8%	38.0%	37.0%	39.9%	38.3%	37.4%	37.2%

ANNUALIZED RETURNS
Adjusted Return on Invested Capital (Adjusted Annualized after-tax operating profits / Invested capital)	10.6%	7.0%	8.6%	7.6%	8.7%	11.0%	10.3%	9.6%	7.8%	9.4%	9.0%	11.8%

Q4 2024 Financial Review of Magna International Inc.	Page 2 of 7	Prepared as at 10-02-25

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in millions) (Unaudited)

		2022					2023					2024
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Cash provided from (used for):
Operating activities
Net income (loss)		379	(145)	296	111	641	217	354	417	298	1,286	26	328	508	234	1,096
Items not involving current cash flows		370	705	295	406	1,776	351	525	404	362	1,642	565	353	277	662	1,857
		749	560	591	517	2,417	568	879	821	660	2,928	591	681	785	896	2,953
Changes in operating assets and liabilities		(569)	(139)	(353)	739	(322)	(341)	(332)	(24)	918	221	(330)	55	(58)	1,014	681

Cash provided from operating activities		180	421	238	1,256	2,095	227	547	797	1,578	3,149	261	736	727	1,910	3,634

Investment activities
Fixed asset additions		(238)	(329)	(364)	(750)	(1,681)	(424)	(502)	(630)	(944)	(2,500)	(493)	(500)	(476)	(709)	(2,178)
Increase in investments, other assets and intangible assets		(64)	(80)	(125)	(186)	(455)	(101)	(96)	(176)	(189)	(562)	(125)	(170)	(115)	(207)	(617)
Net cash inflow (outflow) from disposal of facilities	1(f), 1(h)	6	-	-	-	6	(25)	-	(23)	-	(48)	4	-	78	-	82
(Decrease) increase in public and private equity investments		(2)	(2)	(25)	-	(29)	-	(3)	(7)	(1)	(11)	(23)	2	(1)	10	(12)
Proceeds from disposition		23	40	41	20	124	19	44	32	27	122	87	57	38	37	219
Business combinations		-	-	-	(3)	(3)	-	(1,475)	-	(29)	(1,504)	(30)	(56)	-	-	(86)
Cash used for investment activities		(275)	(371)	(473)	(919)	(2,038)	(531)	(2,032)	(804)	(1,136)	(4,503)	(580)	(667)	(476)	(869)	(2,592)

Financing activities
Net issues (repayments) of debt		(328)	(31)	(10)	(22)	(391)	1,636	544	(135)	(119)	1,926	757	(416)	(47)	(513)	(219)
Common Shares issued on exercise of stock options		4	-	1	3	8	6	-	8	6	20	30	-	-	-	30
Repurchase of Common Shares		(383)	(212)	(180)	(5)	(780)	(9)	(2)	-	(2)	(13)	(3)	(2)	-	(202)	(207)
Tax withholdings on vesting of equity awards		(14)	(1)	-	-	(15)	(9)	(1)	-	(1)	(11)	(4)	(1)	-	(3)	(8)
Contributions to subsidiaries by non-controlling interests		-	5	-	-	5	-	-	-	11	11	-	-	-	-	-
Dividends paid to non-controlling interests		-	(12)	(10)	(24)	(46)	(7)	(24)	(18)	(25)	(74)	-	(26)	(10)	(10)	(46)
Dividends paid		(133)	(130)	(125)	(126)	(514)	(132)	(129)	(128)	(133)	(522)	(134)	(134)	(138)	(133)	(539)

Cash provided from (used for) financing activities		(854)	(381)	(324)	(174)	(1,733)	1,485	388	(273)	(263)	1,337	646	(579)	(195)	(861)	(989)
Effect of exchange rate changes on cash and cash equivalents		(3)	(1)	(3)	(31)	(38)	14	(51)	21	(3)	(19)	(8)	(8)	6	6	(4)

Net (decrease) increase in cash and cash equivalents, during the period		(952)	(332)	(562)	132	(1,714)	1,195	(1,148)	(259)	176	(36)	319	(518)	62	186	49

Cash and cash equivalents, beginning of period		2,948	1,996	1,664	1,102	2,948	1,234	2,429	1,281	1,022	1,234	1,198	1,517	999	1,061	1,198
Cash and cash equivalents, end of period		1,996	1,664	1,102	1,234	1,234	2,429	1,281	1,022	1,198	1,198	1,517	999	1,061	1,247	1,247

Q4 2024 Financial Review of Magna International Inc.	Page 3 of 7	Prepared as at 10-02-25

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

Note 1: OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense (income), net consists of:

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Impacts related to Fisker Inc. [“Fisker”]	[a]	38	51	7	77	173	22	13	(18)	93	110	316	19	(189)	52	198
Restructuring activities	[b]	-	-	-	22	22	118	(35)	(1)	66	148	38	55	-	94	187
Impairments	[c]	-	-	14	12	26	-	-	-	-	-	-	-	-	79	79
Investment revaluations, (gains) losses on sales, and impairments	[d]	23	(1)	2	24	48	2	85	(1)	5	91	2	3	1	3	9
Gain on business combination	[e]	-	-	-	-	-	-	-	-	-	-	-	(9)	-	-	(9)
Impairments and loss on sale of operations in Russia	[f]	-	376	-	-	376	-	-	16	-	16	-	-	-	-	-
Veoneer AS transaction costs	[g]	-	-	-	-	-	-	23	-	-	23	-	-	-	-	-
Loss on sale of business	[h]	-	-	-	58	58	-	-	-	-	-	-	-	-	-	-
		61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	228	464

[a] Impacts related to Fisker Inc. [“Fisker”]

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. In connection with this, the Company recorded impairment charges on its Fisker related assets during the year, as well as charges for supplier settlements and restructurings in the first quarter of 2024. In the course of such bankruptcy proceedings, during the third quarter of 2024 the Company terminated its manufacturing agreement for the Fisker Ocean SUV and as a result the Company recognized $196 million of previously deferred revenue related to its Fisker warrants.

Impairment of Fisker related assets:

During the first quarter of 2024, the Company recorded a $261 million impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. The Company recorded an additional $19 million, $7 million and $43 million of charges in the second, third and fourth quarters of 2024, respectively, in connection with impairments and supplier settlements related to the Fisker program. For the twelve months ended December 31, 2024, total charges related to impairments, purchase obligations and supplier settlements totaled $330 million.

Impairment of Fisker warrants:

Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During the first quarter of 2024, Magna recorded a $33 million impairment charge on these warrants reducing the value of the warrants to nil. During 2022 and 2023, the Company had revaluation losses of $173 million and $110 million on these warrants, respectively.

Recognition of related deferred revenue:

When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities and a portion of this deferred revenue was previously recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and the Company recognized the remaining $196 million of deferred revenue into income.

Restructuring:

In the first and fourth quarters of 2024, the Company recorded restructuring charges of $22 million and $9 million, respectively, in its Complete Vehicles segment in connection with its Fisker related assembly operations.

[b] Restructuring activities

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Power & Vision	-	-	-	22	22	105	(44)	(1)	57	117	-	55	-	49	104
Complete Vehicles	-	-	-	-	-	-	-	-	-	-	26	-	-	29	55
Body Exteriors & Structures	-	-	-	-	-	13	9	-	9	31	12	-	-	16	28
	-	-	-	22	22	118	(35)	(1)	66	148	38	55	-	94	187

Restructuring charges generally related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America. In addition: during the second quarter of 2024, the Company recorded $35 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business [“Veoneer AS”]; during the second and third quarters of 2023, the Company’s Power & Vision segment recorded a $10 million and $8 million gain on the sale of a building as a result of restructuring activities, respectively; during the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

[c] Impairments

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Power & Vision	-	-	4	-	4	-	-	-	-	-	-	-	-	79	79
Body Exteriors & Structures	-	-	10	12	22	-	-	-	-	-	-	-	-	-	-
	-	-	14	12	26	-	-	-	-	-	-	-	-	79	79

During the fourth quarter of 2024, the Company recorded an impairment charge of $79 million on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

Q4 2024 Financial Review of Magna International Inc.	Page 4 of 7	Prepared as at 10-02-25

[d] Investment revaluations, (gains) losses on sales, and impairments

The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are primarily recorded in Corporate. In the second quarter of 2023, the Company recorded a non-cash impairment charge of $85 million on a private equity investment and related long-term receivables within Other assets in its Corporate segment.  In the fourth quarter of 2023, the Company also recorded a non-cash impairment charge of $5 million on a private equity investment in its Power & Vision segment. In the fourth quarter of 2024, the Company recorded a non-cash impairment charge of $13 million on a private equity investment in its Corporate segment. The revaluation of Fisker warrants previously presented within Investment revaluations, (gains) losses on sales, and impairments has now been presented within Impacts related to Fisker.

[e] Gain on business combination

During the second quarter of 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million.

[f] Impairments and loss on sale of operations in Russia

As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during the second quarter of 2022, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and our Seating Systems segments, respectively.

During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million including a net cash outflow of $23 million.

[g] Veoneer AS transaction costs

During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

[h] Loss on sale of business

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

Note 2: NON-GAAP MEASURES

The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income), net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income), net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share; Adjusted EBIT as a percentage of sales; Adjusted Return on Invested Capital; and Adjusted Return on Equity. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company.  However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

The following table reconciles Income (loss) from operations before income taxes to Adjusted EBIT:

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Income (loss) from operations before income taxes	420	(88)	400	146	878	275	483	538	310	1,606	34	427	700	381	1,542
Exclude:
Amortization of acquired intangible assets	12	12	11	11	46	12	13	32	31	88	28	28	28	28	112
Other expense (income), net	61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	228	464
Interest expense, net	26	20	18	17	81	20	34	49	53	156	51	54	54	52	211
Adjusted EBIT	519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	689	2,329

The following table shows the calculation of Adjusted Return on Invested Capital:

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	3rd Q	4th Q	FY
Net income (loss)	379	(145)	296	111	641	217	354	417	298	1,286	26	328	508	234	1,096
Add (deduct):
Interest expense, net	26	20	18	17	81	20	34	49	53	156	51	54	54	52	211
Amortization of acquired intangible assets	12	12	11	11	46	12	13	32	31	88	28	28	28	28	112
Other expense (income), net	61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	228	464
Tax effect on Interest expense, net, Amortization of acquired
intangible assets and Other expense, net	(19)	(34)	(11)	(32)	(96)	(38)	(4)	(14)	(46)	(103)	(93)	(32)	30	(38)	(133)
Adjustments to Deferred Tax Valuation Allowances	(29)	-	-	-	(29)	-	-	-	(47)	(47)	-	-	-	51	51
Adjusted After-tax operating profits	430	279	337	300	1,346	353	483	480	453	1,768	368	446	432	555	1,801

Total Assets	28,822	27,283	26,667	27,789	27,929	30,654	31,837	31,675	32,255	30,842	32,678	31,986	32,790	31,039	32,150
Excluding:
Cash and cash equivalents	(1,996)	(1,664)	(1,102)	(1,234)	(1,789)	(2,429)	(1,281)	(1,022)	(1,198)	(1,433)	(1,517)	(999)	(1,061)	(1,247)	(1,204)
Deferred tax assets	(464)	(491)	(488)	(491)	(471)	(506)	(535)	(527)	(621)	(536)	(753)	(807)	(811)	(819)	(762)
Less Current Liabilities	(10,440)	(9,816)	(9,878)	(10,998)	(10,307)	(12,045)	(13,358)	(13,165)	(13,234)	(12,559)	(13,566)	(12,449)	(12,600)	(12,097)	(12,789)
Excluding:
Short-term borrowing	-	-	-	8	2	4	150	2	511	135	838	848	828	271	659
Long-term debt due within one year	127	105	95	654	287	668	1,426	1,398	819	993	824	65	65	708	496
Current portion of operating lease liabilities	276	270	266	276	273	285	303	384	399	329	306	306	319	293	325
Invested Capital	16,325	15,687	15,560	16,004	15,924	16,631	18,542	18,745	18,931	17,771	18,810	18,950	19,530	18,148	18,875

Adjusted After-tax operating profits	430	279	337	300	1,346	353	483	480	453	1,768	368	446	432	555	1,801
Average Invested Capital	16,185	16,006	15,624	15,782	15,924	16,318	17,587	18,644	18,838	17,771	18,871	18,880	19,240	18,839	18,875
Adjusted Return on Invested Capital	10.6%	7.0%	8.6%	7.6%	8.5%	8.7%	11.0%	10.3%	9.6%	9.9%	7.8%	9.4%	9.0%	11.8%	9.5%

Q4 2024 Financial Review of Magna International Inc.	Page 5 of 7	Prepared as at 10-02-25

Note 2: NON-GAAP MEASURES (Continued)

The following table reconciles Net income (loss) attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Net income (loss) attributable to Magna International Inc.		364	(156)	289	95	592	209	339	394	271	1,213	9	313	484	203	1,009
Exclude:
Amortization of acquired intangible assets		10	10	9	9	38	10	11	25	25	71	22	23	22	22	89
Impacts related to Fisker Inc. [“Fisker”]		-	-	-	-	-	-	-	-	-	-	247	15	(140)	39	161
Investment revaluations, (gains) losses on sales, and impairments		48	38	7	75	168	18	95	(14)	74	173	1	2	3	6	12
Restructuring activities		-	-	-	22	22	92	(26)	(2)	60	124	32	45	-	82	159
Gain on business combination		-	-	-	-	-	-	-	-	-	-	-	(9)	-	-	(9)
Impairments and loss on sale of operations in Russia		-	361	-	-	361	-	-	16	-	16	-	-	-	-	-
Veoneer AS transaction costs		-	-	-	-	-	-	22	-	-	22	-	-	-	-	-
Impairments		-	-	12	12	24	-	-	-	-	-	-	-	-	79	79
Net losses on the sale of business		-	-	-	57	57	-	-	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	(29)	-	-	-	(29)	-	-	-	(47)	(47)	-	-	-	51	51
Adjusted net income attributable to Magna International Inc.		393	253	317	270	1,233	329	441	419	383	1,572	311	389	369	482	1,551

The following table reconciles diluted earnings (loss) per common share to Adjusted diluted earnings per common share:

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Diluted earnings (loss) per common share		$1.22	$(0.54)	$1.00	$0.33	$2.03	$0.73	$1.18	$1.37	$0.95	$4.23	$0.03	1.09	1.68	$0.71	$3.52
Exclude:
Amortization of acquired intangible assets		0.04	0.04	0.03	0.03	0.13	0.04	0.04	0.09	0.09	0.25	0.08	0.08	0.08	0.08	0.31
Impacts related to Fisker Inc. [“Fisker”]		-	-	-	-	-	-	-	-	-	-	0.86	0.05	(0.49)	0.14	0.56
Investment revaluations, (gains) losses on sales, and impairments		0.16	0.13	0.03	0.26	0.58	0.07	0.33	(0.06)	0.25	0.60	-	0.01	0.01	0.01	0.04
Restructuring activities		-	-	-	0.08	0.08	0.31	(0.09)	-	0.20	0.43	0.11	0.15	-	0.29	0.55
Gain on business combination		-	-	-	-	-	-	-	-	-	-	-	(0.03)	-	-	(0.03)
Impairments and loss on sale of operations in Russia		-	1.24	-	-	1.24	-	-	0.06	-	0.06	-	-	-	-	-
Veoneer AS transaction costs		-	-	-	-	-	-	0.08	-	-	0.08	-	-	-	-	-
Impairments		-	-	0.04	0.04	0.08	-	-	-	-	-	-	-	-	0.28	0.28
Net losses on the sale of business		-	-	-	0.20	0.20	-	-	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	(0.10)	-	-	-	(0.10)	-	-	-	(0.16)	(0.16)	-	-	-	0.18	0.18
Adjusted diluted earnings per common share		$1.32	$0.87	$1.10	$0.94	$4.24	$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$1.69	$5.41

[i] Adjustments to Deferred Tax Valuation Allowance

The Company records quarterly adjustments to the valuation allowance against its deferred tax assets and liabilities in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is an increase to income tax expense in the fourth quarter of 2024 and a reduction in the first quarter of 2022 and fourth quarter of 2023.

Q4 2024 Financial Review of Magna International Inc.	Page 6 of 7	Prepared as at 10-02-25

Note 3: SEGMENTED INFORMATION

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Body Exteriors & Structures
Sales	4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	4,067	16,999
Adjusted EBIT	231	194	227	200	852	272	394	358	280	1,304	298	341	273	371	1,283
Adjusted EBIT as a percentage of sales	5.7%	4.9%	5.7%	5.0%	5.3%	6.1%	8.7%	8.2%	6.7%	7.4%	6.7%	7.6%	6.8%	9.1%	7.5%

Power & Vision
Sales	3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	3,786	15,391
Adjusted EBIT	163	99	124	116	502	92	124	221	231	668	98	198	279	235	810
Adjusted EBIT as a percentage of sales	5.4%	3.4%	4.3%	3.8%	4.2%	2.8%	3.6%	5.9%	6.1%	4.7%	2.6%	5.0%	7.3%	6.2%	5.3%

Seating Systems
Sales	1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	1,511	5,800
Adjusted EBIT	50	3	37	14	104	37	67	70	44	218	52	53	51	67	223
Adjusted EBIT as a percentage of sales	3.6%	0.2%	2.9%	1.0%	2.0%	2.5%	4.2%	4.6%	3.1%	3.6%	3.6%	3.6%	3.7%	4.4%	3.8%

Complete Vehicles
Sales	1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	1,402	5,186
Adjusted EBIT	50	63	65	57	235	52	34	(5)	43	124	27	20	27	56	130
Adjusted EBIT as a percentage of sales	3.9%	4.5%	5.4%	4.3%	4.5%	3.2%	2.2%	-0.4%	3.6%	2.2%	2.0%	1.6%	2.3%	4.0%	2.5%

Corporate and other
Intercompany eliminations	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(138)	(540)
Adjusted EBIT	25	11	(1)	(20)	15	(4)	(3)	(29)	(40)	(76)	(6)	(35)	(36)	(40)	(117)

Total
Sales	9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	10,628	42,836
Adjusted EBIT	519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	689	2,329
Adjusted EBIT as a percentage of sales	5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	6.5%	5.4%

Q4 2024 Financial Review of Magna International Inc.	Page 7 of 7	Prepared as at 10-02-25